SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Results of operations for the nine months ended December 31, 2004 (Thursday, February 3, 2005)
2.	Notice on revised forecast of year-end dividend for the year ending March 31, 2005 (Thursday, February 3, 2005)
3.	Notice on purchase of treasury stock through ToSTNeT-2 (Monday, February 14, 2005)
4.	Results of purchase of treasury stock through ToSTNeT-2 (Tuesday, February 15, 2005)
5.	Change of management (Friday, February 25, 2005)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, FEBRUARY 3, 2005)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2004 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 3, 2005 — Kubota Corporation reported its consolidated results of operations for the nine months ended December 31, 2004 today.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Nine months ended Dec. 31, 2004			% (*)	Nine months ended Dec. 31, 2003	% (*)	Year ended Mar. 31, 2004
Net sales	¥ $	663,595 [6,380,721	]	7.2	¥619,300	1.6	¥930,237

Operating income	¥ $	71,767 [690,067	]	360.8	¥15,574	(47.6)	¥21,849

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	78,736 [757,077	]	294.5	¥19,959	34.2	¥27,097

Net income	¥ $	68,590 [659,519	]	858.4	¥7,157	99.4	¥11,700

Net income per ADS (five common shares)
Basic	¥ $	258 [2.48	]		¥27		¥44
Diluted	¥ $	251 [2.41	]		¥26		¥43

Notes 1:	(*) represents percentage change from the corresponding previous period.
2:	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2004, of ¥104 =US$1, solely for convenience.

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	Dec. 31, 2004			Dec. 31, 2003	Mar. 31, 2004
Total assets	¥ $	1,216,948 [11,701,423	]	¥1,098,131	¥1,124,225

Shareholders’ equity	¥ $	442,680 [4,256,538	]	¥374,720	¥391,082

Ratio of shareholders’ equity to total assets		36.4%		34.1%	34.8%

Shareholders’ equity per ADS	¥ $	1,689 [16.24	]	¥1,398	¥1,459

Note :	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2004, of ¥104 =US$1, solely for convenience.

Kubota Corporation

and Subsidiaries

(3) 119 subsidiaries are consolidated, and 33 affiliated companies are accounted for under the equity method.

(4) The number of newly consolidated companies during the period	: 4
The number of companies newly excluded from consolidated subsidiaries during the period	: 4

The number of newly affiliated companies during the period	: 2
The number of companies newly excluded from affiliated companies during the period	: 5

(5) Financial forecast

Anticipated results of operations for the year ending March 31, 2005 ( unchanged )

(Consolidation)	(In millions of yen)

Year ending March 31, 2005
Net sales	¥970,000

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥153,000

Net income	¥110,000

Basic net income per ADS for the year ending March 31, 2005 is anticipated to be ¥420.

Note :	Basic net income per ADS for the year ending March 31, 2005 was revised by the number of shares outstanding as of December 31, 2004.

Kubota Corporation

and Subsidiaries

<Results of Operations>

During the nine months under review, net sales were ¥663.6 billion, a 7.2 % increase from the corresponding period in the prior year.

Domestic sales decreased 0.3 % to ¥401.4 billion from the corresponding period in the prior year. In Internal Combustion Engine and Machinery segment, sales of farm equipment increased. The reinforcement of product line-up and elaborated sales promotion resulted in this sales increase and expansion of market share. Sales of construction machinery also grew smoothly supported by the favorable demand. In Pipes, Valves, and Industrial Castings segment, sales of Pipes and Valves rose owing to the improvement in sales prices in spite of unfavorable market conditions. Sales of Industrial Castings also rose thanks to brisk capital expenditures especially in the steel and petroleum industries. On the other hand, sales in Environmental Engineering segment, sales declined because of the decrease in shipment of Waste Engineering division, and in “Other” segment, sales decreased resulting from the business transfer of the building materials operations in the prior year.

Overseas sales increased 21.0 % to ¥262.2 billion from the corresponding period in the prior year. While the demand for tractors in the North American market maintained growth, sales of tractors rose and introduction of new models added further growth. Additionally, sales of engines and construction machinery expanded rapidly in the U.S. and EU markets.

Operating income was ¥71.8 billion, 360.8 % increase from the corresponding period in the prior year. The positive factors such as sharp decline in pension cost by ¥32.8 billion, brisk overseas sales in Internal Combustion Engine and Machinery segment, and cost reduction in public works related businesses overcame the negative effects of sharp price increases in raw materials and appreciation of yen, and led to the sharp increase in operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥78.7 billion, 294.5 % increase from the corresponding period in the prior year due to the increase in interest and dividend income as well as an increase in operating income. As a result, after income taxes, minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income was ¥68.6 billion, 858.4 % increase from the corresponding period in the prior year.

Kubota Corporation

and Subsidiaries

<Financial Position>

(Comparison with the end in corresponding period in the prior year)

Total assets at the end of December 2004 amounted to ¥1,216.9 billion, an increase of ¥118.8 billion (10.8%) from the corresponding period in the prior year. Current assets increased due to the increase in short-term finance receivables and accounts receivable, while investment increased due to the increase in long-term finance receivables and market valuation of securities.

The balance of interest-bearing debt was ¥312.1 billion, an increase of ¥33.2 billion. This was because capital was raised mainly through borrowing from financial institutions rather than through sales of finance receivables. Shareholders’ equity increased due to the increase of net income and unrealized gains on securities.

(Comparison with the end in the prior year)

Compared with those at the end of March 2004, total assets increased ¥92.7 billion (8.2%). Notes and accounts receivable increased and inventories decreased. These fluctuations were caused by the seasonality in the due course of business of Kubota Corporation. Investment had an increase due to the increase in long-term finance receivables.

The balance of interest-bearing debt increased by ¥45.4 billion, however, interest-bearing debt, excluding the debt related to sales financing programs, decreased ¥20.6 billion to ¥163.3 billion. Shareholders’ equity grew by ¥51.6 billion, and the ratio of shareholders’ equity to total liabilities and shareholders’ equity was 36.4%, 1.6 percentage points increase.

< Cautionary Statements with Respect to Forward – Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should notice that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	663,595	100.0	619,300	100.0	44,295	7.2	930,237	100.0
Cost of sales	475,472	71.7	466,496	75.3	8,976	1.9	701,727	75.4
Selling, general, and administrative expenses	122,882	18.5	137,091	22.2	(14,209)	(10.4)	199,768	21.5
Loss (gain) from disposal and impairment of business and fixed assets	(6,526)	(1.0)	139	0.0	(6,665)	—	6,893	0.8

Operating income	71,767	10.8	15,574	2.5	56,193	360.8	21,849	2.3

Other income (expenses):

Interest and dividend income	6,953		5,772		1,181		7,264
Interest expense	(3,160)		(3,240)		80		(4,286)
Foreign exchange gains (losses)	1,859		(1,004)		2,863		(1,534)
Other-net	1,317		2,857		(1,540)		3,804

Other income, net	6,969		4,385		2,584		5,248

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	78,736	11.9	19,959	3.2	58,777	294.5	27,097	2.9

Income taxes	8,910		11,119		(2,209)		13,701

Minority interests in earnings of subsidiaries	3,098		2,287		811		2,476

Equity in net income of affiliated companies	1,862		604		1,258		780

Net income	68,590	10.3	7,157	1.2	61,433	858.4	11,700	1.3

							(In yen)

Basic earnings per ADS (five common shares):	258		27				44

Diluted earnings per ADS (five common shares):	251		26				43

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	Dec. 31, 2004		Dec. 31, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	79,055		85,029		(5,974)	81,221
Short-term investments	—		—		—	3,001
Notes and accounts receivable	243,324		221,267		22,057	278,258
Short-term finance receivables	63,785		46,753		17,032	47,065
Inventories	175,901		176,013		(112)	142,973
Other current assets	92,493		72,064		20,429	61,909

Total current assets	654,558	53.8	601,126	54.7	53,432	614,427	54.7

Investments:	274,068	22.5	208,557	19.0	65,511	228,243	20.3

Property, plant, and equipment:	219,225	18.0	224,798	20.5	(5,573)	222,746	19.8

Other assets:	69,097	5.7	63,650	5.8	5,447	58,809	5.2

Total	1,216,948	100.0	1,098,131	100.0	118,817	1,124,225	100.0

Liabilities and Shareholders’ Equity	(In millions of yen)

	Dec. 31, 2004		Dec. 31, 2003		Change	Mar. 31, 2004
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	125,571		108,617		16,954	85,999
Trade notes and accounts payable	205,473		187,521		17,952	193,706
Other current liabilities	98,861		95,441		3,420	99,117
Current portion of long-term debt	70,903		31,565		39,338	35,858

Total current liabilities	500,808	41.1	423,144	38.6	77,664	414,680	36.9

Long-term liabilities:
Long-term debt	115,594		138,729		(23,135)	144,845
Accrued retirement and pension costs	133,584		132,915		669	143,679
Other long-term liabilities	2,741		14,131		(11,390)	14,293

Total long-term liabilities	251,919	20.7	285,775	26.0	(33,856)	302,817	26.9

Minority interest:	21,541	1.8	14,492	1.3	7,049	15,646	1.4

Shareholders’ equity:
Common stock	78,156		78,156		—	78,156
Additional paid-in capital	87,263		87,263		—	87,263
Legal reserve	19,539		19,539		—	19,539
Retained earnings	240,876		199,613		41,263	204,156
Accumulated other comprehensive income	32,818		14,289		18,529	26,075
Treasury stock	(15,972)		(24,140)		8,168	(24,107)

Total shareholders’ equity	442,680	36.4	374,720	34.1	67,960	391,082	34.8

Total	1,216,948	100.0	1,098,131	100.0	118,817	1,124,225	100.0

Kubota Corporation

and Subsidiaries

Consolidated Segment Information by Industry Segment

(Unaudited)

Nine months ended Dec. 31, 2004	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	439,740	119,728	31,874	72,253	663,595	—	663,595
Intersegment	77	5,143	139	11,857	17,216	(17,216)	—

Total	439,817	124,871	32,013	84,110	680,811	(17,216)	663,595

Cost of sales and operating expenses	376,432	115,964	33,960	74,337	600,693	(8,865)	591,828
Operating income (loss)	63,385	8,907	(1,947)	9,773	80,118	(8,351)	71,767

Nine months ended Dec. 31, 2003			(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	368,522	122,301	33,804	94,673	619,300	—	619,300
Intersegment	9	3,698	575	11,313	15,595	(15,595)	—

Total	368,531	125,999	34,379	105,986	634,895	(15,595)	619,300

Cost of sales and operating expenses	325,563	130,748	39,720	110,660	606,691	(2,965)	603,726
Operating income (loss)	42,968	(4,749)	(5,341)	(4,674)	28,204	(12,630)	15,574

Year ended Mar. 31, 2004			(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	501,551	175,178	115,721	137,787	930,237	—	930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—

Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237

Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388
Operating income (loss)	54,024	(5,682)	131	(7,812)	40,661	(18,812)	21,849

(*)	Please refer to Note 7 on page 8.

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on December 30, 2004, of ¥104 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	119 subsidiaries are consolidated.
	Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Environmental Service Co., Ltd.
		Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	33 affiliated companies are accounted for under the equity method.
	Major affiliated companies :	Domestic	21 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

i )	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in ii ).

ii )	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and
Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Restatement

Finance receivables were previously classified into notes and accounts receivable in current assets on the consolidated balance sheets. However, pursuant to “Current Assets and Current Liabilities” in Accounting Research Bulletin No.43 “Restatement and Revision of Accounting Research Bulletins”, the Company reconsidered its classification of these receivables and restated finance receivables into two segments ; “Short-term finance receivables” in current assets and “Long-term finance receivables” in investments. The short-term portion includes finance receivables that become due within one year, and the long-term portion includes amounts that become due after one year. Due to this change, the amounts presented in the balance sheets as of March 31, 2004 and December 31, 2003 have been restated to conform to the presentation in the balance sheets as of December 31, 2004.

7.	Change in industry segment

In December 2003, the Company transferred the building materials business to one of our affiliated companies (Kubota Matsushitadenko Exterior Works, Ltd.) (accounted for using the equity method). Accordingly, the “Building Materials & Housing” segment was considered immaterial, and was transferred to the “Other” segment.

8.	Reclassification

The consolidated financial reports for the year ended March 31, 2004 and the nine months ended December 31, 2003 have been reclassified to conform to the presentation for the nine months ended December 31, 2004.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

	(In millions of yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003		Change		Year ended Mar. 31, 2004
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	393,532	59.3	331,795	53.6	61,737	18.6	450,740	48.4
Domestic	172,779		158,806		13,973	8.8	219,786
Overseas	220,753		172,989		47,764	27.6	230,954
Construction Machinery	46,208	7.0	36,727	5.9	9,481	25.8	50,811	5.5
Domestic	18,010		15,090		2,920	19.4	23,192
Overseas	28,198		21,637		6,561	30.3	27,619
Internal Combustion Engine & Machinery	439,740	66.3	368,522	59.5	71,218	19.3	501,551	53.9
Domestic	190,789	28.8	173,896	28.1	16,893	9.7	242,978	26.1
Overseas	248,951	37.5	194,626	31.4	54,325	27.9	258,573	27.8

Pipes and Valves	96,663	14.5	102,954	16.6	(6,291)	(6.1)	143,773	15.4
Domestic	94,189		92,143		2,046	2.2	130,656
Overseas	2,474		10,811		(8,337)	(77.1)	13,117
Industrial Castings	23,065	3.5	19,347	3.1	3,718	19.2	31,405	3.4
Domestic	14,808		12,236		2,572	21.0	21,844
Overseas	8,257		7,111		1,146	16.1	9,561
Pipes, Valves & Industrial Castings	119,728	18.0	122,301	19.7	(2,573)	(2.1)	175,178	18.8
Domestic	108,997	16.4	104,379	16.8	4,618	4.4	152,500	16.4
Overseas	10,731	1.6	17,922	2.9	(7,191)	(40.1)	22,678	2.4

Environmental Engineering	31,874	4.8	33,804	5.5	(1,930)	(5.7)	115,721	12.4
Domestic	29,996	4.5	31,144	5.0	(1,148)	(3.7)	112,381	12.1
Overseas	1,878	0.3	2,660	0.5	(782)	(29.4)	3,340	0.3

Building Materials and Housing	17,800	2.7	45,278	7.3	(27,478)	(60.7)	51,823	5.6
Domestic	17,800		45,278		(27,478)	(60.7)	51,823
Other	54,453	8.2	49,395	8.0	5,058	10.2	85,964	9.3
Domestic	53,798		47,844		5,954	12.4	83,664
Overseas	655		1,551		(896)	(57.8)	2,300
Other	72,253	10.9	94,673	15.3	(22,420)	(23.7)	137,787	14.9
Domestic	71,598	10.8	93,122	15.1	(21,524)	(23.1)	135,487	14.6
Overseas	655	0.1	1,551	0.2	(896)	(57.8)	2,300	0.3

Total	663,595	100.0	619,300	100.0	44,295	7.2	930,237	100.0
Domestic	401,380	60.5	402,541	65.0	(1,161)	(0.3)	643,346	69.2
Overseas	262,215	39.5	216,759	35.0	45,456	21.0	286,891	30.8

February 3, 2005

To whom it may concern
Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on revised forecast of year-end dividend for the year ending March 31, 2005

Please be advised that Kubota Corporation (hereinafter “the Company”) has revised the forecast of year-end dividend per ADS (American Depositary Receipt) for the year ending March 31, 2005. This proposal will be subject to the approval at the 115th ordinary general meeting of shareholders that is to be held in June 2005.

1. Reasons for revision

The Company believes returning profit to shareholders is important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

In order to advance these activities, the Company decided to propose the year-end dividend per ADS would be raised from current ¥15 to ¥25, increases of ¥10, considering latest financial results of the operations.

Accordingly the annual dividends for the year ending March 31, 2005 will be ¥40 per ADS, including the interim dividend, ¥15.

2. Revised forecast of year-end dividend for the year ending March 31, 2005

	(Unit : ¥ per ADS)

	Interim	Year-end	Annual
Previous forecast (November 8, 2004)	¥15	¥15	¥30
Revised forecast	¥15	¥25	¥40
Comparable Previous Year (Year ended March 31, 2004)	¥15	¥15	¥30

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 14, 2005

To whom it may concern
KUBOTA CORPORATION
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on February 15, 2005 to be executed at today’s closing price of ¥568. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1)	Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2)	Number of shares to be purchased	5,000,000 shares

(Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on February 15, 2005.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on December 16, 2004.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 20 million shares (1.5% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥12 billion
	Schedule of purchase:	From December 17, 2004 to March 22, 2005

2)	Total number of treasury stock purchased from December 17, 2004 to February 14, 2005:	944,000 shares
	Total amount of treasury stock purchased from December 17, 2004 to February 14, 2005:	¥470,877,000

3)	Total number of shares outstanding as of February 14, 2005 excluding treasury stock:	1,310,980,978 shares
	Total number of treasury stock:	29,828,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 15, 2005

To whom it may concern
KUBOTA CORPORATION
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (February 14, 2005).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	4,850,000 shares

3. Price:	¥568 (Total amount of purchase: ¥2,754,800,000 )

4. Date of purchase:	February 15, 2005 (Tuesday)

5. Method of purchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on December 16, 2004.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 20 million shares (1.5% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥12 billion
	Schedule of purchase:	From December 17, 2004 to March 22, 2005

2)	Total number of treasury stock purchased from December 17, 2004 to February 15, 2005:		5,794,000 shares
	Total amount of treasury stock purchased from December 17, 2004 to February 15, 2005:		¥3,225,677,000

3)	Total number of shares outstanding as of February 15, 2005 excluding treasury stock:		1,306,130,978 shares
	Total number of treasury stock:		34,678,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 25, 2005

To whom it may concern
Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on February 25, 2005 to change some representative directors and the titles of some members of the Board of Directors, and that the Board of Directors also resolved the Company would propose to appoint and retire some members of the Board of Directors and a member of the Board of Corporate Auditors at the ordinary general meeting of shareholders to be held in June 2005. Details are as follows;

1) Changes of the representative directors

Name	New Title	Current Title
Akio Nishino	Executive Vice President and Representative Director	Executive Managing Director

Tomomi Soh	Director	Executive Vice President and Representative Director

Mikio Kinoshita	Director	Executive Vice President and Representative Director

Date of assuming office (scheduled) April 1, 2005

2) Changes of the titles

Name	New Title	Current Title
Toshihiro Fukuda	Executive Managing Director	Managing Director

Yoshiharu Nishiguchi	Managing Director	Director

Eisaku Shinohara	Managing Director	Director

Nobuo Izawa	Managing Director	Director

Akira Seike	Director	Managing Director

Tadahiko Urabe	Director	Managing Director

Date of assuming office (scheduled) April 1, 2005

3) Appointment of new members of the Board of Directors

Name	New Title	Current Title
Hirokazu Nara	Director	General Manager, Corporate Planning & Control Department

Masayoshi Kitaoka	Director	General Manager, Farm Machinery Division

Tetsuji Tomita	Director	President, Kubota Tractor Corporation

Masatoshi Kimata	Director	General Manager, Tsukuba Plant

Date of assuming office (scheduled) June 2005

4) Appointment of a new member of the Board of Corporate Auditors

Name	New Title	Current Title
Junichi Maeda	Corporate Auditor	General Manager, Ductile Iron Pipe Division

Date of assuming office (scheduled) June 2005

5) Retirement of directors (Expiration of the term of office)

Name	Current Title
Tomomi Soh	Director

Mikio Kinoshita	Director

Akira Seike	Director

Tadahiko Urabe	Director

Junichi Maeda	Director

Date of retirement (scheduled) June 2005

6) Retirement of a corporate auditor (Expiration of the term of office)

Name	Current Title
Masayoshi Fujita	Corporate Auditor

Date of retirement (scheduled) June 2005

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 1, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department